ENIGMA SOFTWARE GROUP, INC.
150 Southfield Avenue, Suite 1432
Stamford, Connecticut 06902
Phone: (888) 360-0646
Fax: (203) 621-3334not

June 5, 2007

Mr. Mark P. Shuman
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Enigma Software Group, Inc.
Registration Statement on Form SB-2 (Amendment No. 6)
Filed May 29, 2007
File No. 333-136005

Dear Mr. Shuman:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, and in connection with the Registration Statement on Form SB-2 of Enigma Software Group, Inc. (“Enigma”), the undersigned hereby requests acceleration of the effective date of said Registration Statement to 4 p.m. Eastern Standard Time on Thursday, June 7, 2007, or as soon thereafter as practicable.

As requested from the staff of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced filing, Enigma hereby acknowledges the following:

(1)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Enigma from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)	Enigma may not assert the declaration of effectiveness as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Immediately following effectiveness, please confirm the same by so advising our counsel, Robert S. Matlin of Kirkpatrick & Lockhart Preston Gates Ellis LLP, at (212) 536-4066.

Very truly yours,

/s/ Richard M. Scarlata
Richard M. Scarlata
Chief Financial Officer

cc:  Robert S. Matlin, Esq.